MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

October 3, 2007

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

MFS®/Sun Life Series Trust (the “Trust”) (File Nos. 2-83616 and 811-3732) on behalf of Blended Research Growth Series & Blended Research Value Series (the “New Series”); Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A

Dear Sir or Madam:

Enclosed herewith for filing on behalf of the Trust, pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 40 to the Registration Statement of the Trust (the “Amendment”).

This Amendment is being filed in order to register the New Series as additional series of the Trust, and accordingly, the anticipated effective date is the 75th day after filing (December 17, 2007). The New Series have not been seeded with initial capital. We expect that MFS will provide initial capital after the Amendment is declared effective; therefore, balance sheets for the New Series are not included in the Statement of Additional Information.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-4340 or Lisa Foley at (617) 954-6634.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Senior Counsel

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